Filed Pursuant to Rule 433

Registration Statement No. 333-283155

Issuer Free Writing Prospectus dated November 6, 2025

Relating to Preliminary Prospectus Supplement dated November 6, 2025

Eagle Materials Inc.

Pricing Term Sheet

Issuer	Eagle Materials Inc.

Security	Senior Notes due 2036

Aggregate principal amount	$750,000,000

Gross Proceeds	$741,772,500

Maturity date	March 15, 2036

Coupon	5.000%

Issue price	98.903% of principal amount

Yield to maturity	5.139%

Spread to benchmark treasury	+105 basis points

Benchmark treasury	UST 4.250% due August 15, 2035

Interest payment dates	March 15 and September 15, commencing March 15, 2026

Change of control triggering event	Putable at 101% of the principal amount of the notes, plus accrued and unpaid interest, if any, to, but excluding, the date of repurchase

Optional redemption

Prior to December 15, 2035, the Company may redeem some or all of the notes at a price equal to 100% of the principal amount of the notes plus a “make-whole” premium @ T+20 bps, plus accrued and unpaid interest, if any, to, but excluding, the date of redemption.

After December 15, 2035, the Company may redeem some or all of the notes at a price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest, if any, to, but excluding, the date of redemption.

Trade Date	November 6, 2025

Settlement

T+4; November 13, 2025

It is expected that delivery of the notes will be made against payment therefor on or about November 13, 2025, which is the fourth business day following the date hereof (such settlement cycle being referred to as “T+4”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in one business day unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any date prior to the first business day before delivery thereof will be required, by virtue of the fact that the notes initially will settle in T+4, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the notes who wish to trade the notes prior to the first business day preceding their date of delivery hereunder should consult their own advisors.

CUSIP	26969P AC2

ISIN	US26969PAC23

Ratings (Moody’s / S&P)*	Baa2 / BBB

Denominations/multiple	$2,000 and integral multiples of $1,000 in excess thereof

Joint book-running managers	J.P. Morgan Securities LLC BofA Securities, Inc. Wells Fargo Securities, LLC PNC Capital Markets LLC Truist Securities, Inc.

Co-managers	Huntington Securities, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

The Issuer has filed a registration statement (including a prospectus), as amended, and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, you may request that a copy of the prospectus and the preliminary prospectus supplement be mailed to you free of charge by calling J.P. Morgan collect at 1-212-834-4533, BofA Securities, Inc. at 1-800-294-1322 or Wells Fargo Securities, LLC at 1-800-645-3751.